JohnsonFamily Funds, Inc.
555 Main Street
Racine, Wisconsin 53403

November 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JohnsonFamily Funds, Inc. Preliminary Proxy Statement on Schedule 14A Filed on October 19, 2007

Ladies and Gentlemen:

        In response to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) commenting on the above-referenced preliminary proxy statement (the “Proxy Statement”), the JohnsonFamily Funds, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the Proxy Statement; and

•	the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours
JOHNSONFAMILY FUNDS, INC.
By: /s/ Colette M. Wallner
Colette M. Wallner, President